

Mail Stop 4720

February 1, 2016

<u>Via E-mail</u>
Mr. Robert L. Rosiello
Executive Vice President, Chief Financial Officer
Valeant Pharmaceuticals International, Inc.
2150 St. Elzéar Blvd. West
Laval, Quebec
Canada H7L 4A8

> **Re:** **Valeant Pharmaceuticals International, Inc.**
> **Form 8-K**
> **Filed October 19, 2015**
> **File No. 001-14956**

Dear Mr. Rosiello:

We have reviewed your December 18, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 4, 2015 letter.

1. We acknowledge your response to prior comment 1. In your earnings release for the third quarter of 2015, you explain that your non-GAAP measures provide investors with a meaningful, consistent comparison of your "core" operating results. Please revise this explanation in future earnings releases to remove any reference to your core operating results given that your non-GAAP adjustments associated with your acquisitions appear to be directly attributable to your operations which consist of large, frequent acquisitions. Also, clearly explain how management uses each non-GAAP measure and why you believe each is useful to investors.

2. Item 10(e)(1)(i)(D) of Regulation S-K requires that you disclose whether you use your non-GAAP performance measure and revenue targets in determining cash bonuses for your executive officers. Please confirm that you will do so in future disclosures of your non-GAAP measures or advise.

3.  We acknowledge your response to prior comment 6.  It appears the income tax adjustment may not capture the full tax consequences of excluding large amounts of expenses over time.  In other words, the tax expense used in arriving at "adjusted net income attributable to Valeant" remains low due to the tax benefits associated with the excluded expenses.  If that is the case, please explain why the expenses, excluded as irrelevant to your non-GAAP results, are relevant for taxes on those results.  If the tax adjustment does reflect the full tax consequences of the expenses excluded over time, please explain how.  To the extent you believe it might be helpful to our understanding of your pre-tax non-GAAP adjustments, please provide quantified information for:

    -   The deferred tax impact of each adjustment; and
    -   The amounts of any deductions and the income tax benefits you include in your non-GAAP performance measure.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance